Filed pursuant to Rule 424(b)(5)
                                               File No. 333-09523
                      PROSPECTUS SUPPLEMENT

                           65,085 SHARES
                       THE LOEWEN GROUP INC.
                  COMMON SHARES WITHOUT PAR VALUE


      This Prospectus Supplement is a supplement to that certain Prospectus dated January 17, 1997, contained in the Registration Statement on Form S-4 (File No. 333-09523) filed by The Loewen Group Inc. ("Loewen" and, together with its subsidiaries and associated entities, the "Company"), relating to 5,000,000 Common shares without par value of Loewen ("Common Shares").

      This Prospectus Supplement relates to (a) 59,388 Common Shares issued by Loewen on April 3, 1997, pursuant to that certain Merger Agreement, dated as of January 9, 1997 (the "Riverside Memorial Agreement"), by and among Loewen, Riverside Memorial Park, Inc., a Florida corporation ("Riverside Memorial"), Riverside Acquisition, Inc., a Florida corporation and a wholly-owned subsidiary of Loewen, and Roy S. Rood, sole voting trustee for the shareholders of Riverside Memorial (the "Riverside Memorial Shareholders"), pursuant to which Loewen acquired all of the then outstanding shares of capital stock of Riverside Memorial (the "Riverside Memorial Shares"), and (b) 5,697 Common Shares issued by Loewen on September 25, 1996, pursuant to that certain Merger Agreement, dated as of September 17, 1996 (the "Merkley-Mitchell Agreement"), by and among Loewen, Merkley-Mitchell Mortuary, a California corporation ("Merkley-Mitchell"), MMM Acquisition, Inc., a California corporation and a wholly-owned subsidiary of Loewen, the shareholders of Merkley-Mitchell, and Richard C. Mitchell and Marjorie H. Mitchell, co-trustees of one of the Shareholders (the "Merkley-Mitchell Shareholders"), pursuant to which Loewen acquired all of the then outstanding shares of capital stock of Merkley-Mitchell (the "Merkley-Mitchell Shares"). A Prospectus Supplement relating to an additional 63,836 Common Shares issued by Loewen pursuant to the Merkley-Mitchell Agreement was filed with the Securities and Exchange Commission on September 27, 1997.

      The 59,388 Common Shares issued by Loewen to the Riverside Memorial Shareholders were issued as payment of a portion of the purchase price for the Riverside Memorial Shares, based on the weighted average price of the Common Shares on the New York Stock Exchange over the five trading days immediately preceding the Closing Date (as defined in the Riverside Memorial Agreement), approximately $31.93 per share. The 5,697 Common Shares issued by Loewen to the Merkley-Mitchell Shareholders were issued as payment of a portion of the purchase price for the Merkley-Mitchell Shares, based on the weighted average price of the Common Shares on the Nasdaq National Market over the ten business day period ending five days prior to the Closing Date (as defined in the Merkley-Mitchell Agreement), approximately $35.95 per share. The Common Shares were listed on the New York Stock Exchange on October 2, 1996 and, immediately prior thereto, were voluntarily delisted from the Nasdaq National Market.

     All of the Common Shares to which this Prospectus Supplement relates have been approved for listing on the New York Stock Exchange, The Toronto Stock Exchange and The Montreal Exchange. However, such Common Shares may not be resold in Canada or to a Canadian resident within a period of 40 days after their respective issuance.

    THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 16, 1997.